Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2009	2010	2011	2012	2013
Earnings (loss)
Pre-tax loss	$(19,606)	$(30,350)	$(36,249)	$(18,735)	$(13,322)
Total fixed charges	$52,759	$45,365	$38,157	$18,721	$12,504
Total income before fixed charges	$33,153	$15,015	$1,908	$(14)	$(818)

Fixed Charges
Interest expenses	$52,627	$45,128	$37,736	$18,198	$11,938
Assumed interest attributable to rentals	$132	$237	$421	$523	$566
Total fixed charges	$52,759	$45,365	$38,157	$18,721	$12,504
Deficiency of earnings available to cover fixed charges	$19,606	$30,350	$36,249	$18,735	$13,322
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a